

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Ms. Karole Morgan-Prager
Corporate Secretary and General Counsel
The McClatchy Company
2100 Q Street
Sacramento, CA 95816

>**Re: The McClatchy Company**
>**Registration Statement on Form S-4**
>**Filed June 4, 2010**
>**Amendment No. 1 to Registration Statement on Form S-4**
>**Filed June 9, 2010**
>**Amendment No. 2 to Registration Statement on Form S-4**
>**Filed June 10, 2010**
>**File No. 333-167345**

Dear Ms. Morgan-Prager:

    We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Letter

1. We note that you are registering the 11.50% Senior Secured Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

2. Please have counsel revise (d) in the list of assumptions on page 2 to clarify that counsel is assuming only the factual matters contained in the records, documents, instruments, and certificates that they have reviewed.

3. Please have counsel remove (h) from the list of assumptions on page 2. It is inappropriate for counsel to assume "the absence of any evidence extrinsic to the provisions of the written agreements between the parties that the parties intended a meaning contrary to that expressed by those provisions" when counsel's client is a party to the agreement.

4. Please have counsel revise the penultimate paragraph on page 2 and the last sentence in the opinion to indicate that the opinion speaks as of the date of the effectiveness of the registration statement. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

5. We note that on page 3 counsel's opinion assumes due authorization of the subsidiary guarantors incorporated in states other than California, Delaware, New York, Texas, or Washington. Counsel is entitled to rely upon another counsel's opinion to the extent necessary, but may not assume conclusions of law that are a necessary requirement for the opinion given. Please have counsel revise accordingly.

Exhibit 5.2.1

6. Please have counsel delete the third paragraph on page 1. All matters bearing upon the opinion and its interpretation must be stated in the opinion.

7. Please have counsel delete the first full paragraph on page 3. Counsel should investigate any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation.

8. Please have counsel remove qualification D-1 on page 3. Counsel may review any documents of its client it believes are necessary to render an opinion. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

9. Please have counsel remove or explain the need for qualification D-2 on page 3. In particular, this assumption appears to call into question the veracity of the documents referenced in paragraphs A-6 and A-7. Counsel may make such inquiries as it deems necessary to render a clean opinion and may not shift this type of risk to investors.

10. Refer to the first sentence of paragraph E-2 and the penultimate paragraph on page 4. Counsel's opinion should speak as of the date of effectiveness of the registration

statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

11. Please have counsel remove the last paragraph on page 4. Counsel may not attempt to limit reliance.

Exhibit 5.2.2

12. Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the listing of documents on pages 1 and 2. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion. Likewise, clarify the third paragraph to make clear that the documents referenced are not the only documents and matters considered.

13. Please have counsel remove the first sentence after the numbered sentences on page 2 of the opinion. Counsel's opinion must be valid as of the date of effectiveness without inappropriate assumptions or limitations.

14. We do not understand the need for the second paragraph after the numbered sentences on page 2, as there are no knowledge qualifiers contained in the opinion.

15. Please have counsel revise (c) on page 3 to clarify that counsel has only relied upon the records, documents, instruments, and certificates for factual matters.

16. Please have counsel remove (f) and (m) on page 3. It is inappropriate for counsel to assume that no additional agreements or understandings exist among parties that would alter, define, supplement, or qualify the terms of the agreements among parties when counsel's client is a party to the agreements.

17. Please remove assumption (i). Please explain why this assumption is necessary to the opinion rendered.

18. Refer to (n) on page 3. Counsel may not assume that each person who took an action relevant to the opinion in the capacity of a director or officer of its own client held that position at the time action was taken. Please have counsel revise accordingly.

19. Please have counsel remove assumptions (q) through (s) on page 4 as these facts may be readily ascertained by counsel.

20. Revise to remove the statement, on page 4, that limits the opinion to the laws of the State of Florida that "are normally applicable to a transaction of the type contemplated by the Indenture and to the parties thereto." Counsel must opine on all applicable state corporate laws.

21. Refer to the first and second paragraphs on page 5. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

22. Please have counsel remove the last paragraph on page 5. Counsel may not attempt to limit reliance.

Exhibit 5.2.3

23. Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the listing of documents on page 1, the second paragraph on page 2 and the first sentence of assumption F on page 3. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

24. Refer to assumption G on page 3. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

25. Please have counsel delete the first sentence on page 4. Counsel may not attempt to limit reliance.

Exhibit 5.2.4

26. Please have counsel revise the last sentence in the penultimate paragraph on page 2 to clarify that counsel has only relied upon the certificates of public officials and corporate officers for factual matters.

27. Please explain the need for assumptions (4) and (11) on page 2.

28. Refer to assumption (8) on page 2. It is inappropriate for counsel to assume that there has been no modification of agreements among persons who include its client. Please have counsel revise accordingly.

29. The first sentence on page 3 seems to contradict the statement on page 2 that counsel has examined such certificates, documents and records deemed necessary to render the opinion. Counsel may examine such matters as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please revise or advise.

30. Please have counsel revise the third sentence on page 3 to limit it to factual matters only.

31. Refer to the last sentence in the first paragraph on page 3 and the second sentence in the first paragraph on page 5. Counsel's opinion should speak as of the date of effectiveness

of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

32. Please explain the need for the third paragraph on page 3. Making a determination as to these matters seems fundamental to the opinion given regarding the authority to enter into the guarantee.

33. Please have counsel remove the penultimate paragraph on page 3. Counsel should investigate any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation.

34. Please have counsel revise opinion (1) on page 4. Counsel must review all documents necessary for giving its opinion.

35. Please have counsel revise the first sentence on page 5. Counsel may not attempt to limit reliance.

Exhibit 5.2.5

36. Please have counsel delete assumption (B) on page 2. It is inappropriate for counsel to assume that its client's agreements, charter documents, written consents, and certificates of good standing have not been amended, altered, modified, repealed, annulled, or revoked.

37. Refer to assumption (D) on page 2 and assumption (L) on page 3. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

38. Refer to assumptions (H), (J), and (K) on page 3. Counsel must review all documents necessary for giving a legal opinion. Please have counsel revise accordingly.

39. In assumption (K) on page 3, counsel assumes that its clients have not rescinded nor otherwise taken any action inconsistent with the unanimous written consents of the board of directors and stockholders of its clients. Counsel may not make assumptions regarding board actions by its clients. Please have counsel revise accordingly.

40. Please have counsel remove the last paragraph on page 4. Counsel may not attempt to limit reliance.

Exhibit 5.2.6

41. Please have counsel revise (d) in the list of assumptions on page 2 to clarify that counsel has only relied upon the factual matters contained in the documents, instruments, and certificates that they have reviewed.

42. Refer to (d) on page 2. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

43. Please have counsel delete (h) in the list of assumptions on page 2. Counsel may not assume that its own client is a wholly owned subsidiary.

44. Please have counsel revise the first sentence in the second paragraph on page 2. It is inappropriate for counsel to limit its opinion to the laws of the Commonwealth of Kentucky that are customarily applicable to transactions of this nature. Rather, counsel must provide a legal opinion based upon the laws of the Commonwealth of Kentucky. Please have counsel revise accordingly.

45. Please have counsel delete the second sentence of the first paragraph on page 3. Counsel may not attempt to limit reliance.

Exhibit 5.2.7

46. Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the listing of documents on page 1. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

47. Please have counsel remove assumption (i) on page 3. It is inappropriate for counsel to assume that the bylaws, charter, and resolutions of its own client have not been altered, amended, annulled, rescinded or revoked.

48. Please have counsel delete the first sentence in the last paragraph on page 3. Counsel may not attempt to limit reliance.

49. Refer the last two sentences in the last paragraph on page 3. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

Exhibit 5.2.8

50. Please have counsel revise the last sentence on page 2 and the third sentence of the second paragraph on page 3 to clarify that counsel only relied on the certificates of public officials and corporate officers for factual matters.

51. Assumption (4) is overly broad and may apply to documents which are fundamental to the opinion given. Please have counsel revise as appropriate.

52. Refer to assumption (8) on page 3. It is inappropriate for counsel to assume that there has been no modification of agreements among persons who include its client. Please have counsel revise accordingly.

53. Please have counsel explain the need for assumption (11).

54. Please have counsel revise the first sentence of the second paragraph on page 3 and opinion (1) on page 4. Counsel must review all documents necessary for giving its opinion.

55. Refer to the last sentence in the second paragraph on page 3 and the third sentence in the last paragraph on page 5. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

56. Please explain the need for the fourth paragraph on page 3. Making a determination as to these matters seems fundamental to the opinion given regarding the authority to enter into the guarantee.

57. Please have counsel delete the first two sentences in the last paragraph on page 5. Counsel may not attempt to limit reliance.

Exhibit 5.2.9

58. Please have counsel revise the list of documents reviewed on page 2 and qualification (d) on page 4. Counsel must review all documents necessary for giving its opinion.

59. Please have counsel remove assumption (b) from page 2.

60. Please have counsel revise assumption (h) on page 3. Counsel cannot assume that there are no oral or written statements or agreements that modify, amend or vary or purport to modify, amend or vary any of the terms of agreements when counsel's client is a party to the agreements.

61. Refer to (c) in the list of qualifications and limitations on page 4 and the penultimate sentence in the last paragraph on page 5. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

62. Please have counsel revise the first sentence in the last paragraph on page 5. Counsel may not attempt to limit reliance.

Exhibit 5.2.10

63. Please revise the first sentence in the second paragraph on page 1. Counsel should review all necessary documents to render its legal opinion.

64. Please have counsel explain the need for assumption (g).

65. Please have counsel delete assumption (i) on page 3. It is inappropriate for counsel to assume that the bylaws, charter, and the resolutions of its own client have not been altered, amended, annulled, rescinded, or revoked.

66. Please remove the first sentence in the last paragraph on page 4. Counsel may not attempt to limit reliance.

67. Refer the last two sentences in the last paragraph on page 4 and the last sentence in the first paragraph on page 5. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

Exhibit 5.2.11

68. Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the listing of documents on page 2. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

69. Please have counsel revise the first full sentence after numbered sentence 6 on page 2 to limit it to factual matters.

70. Refer to the first two sentences on page 4. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

71. Please remove the last two sentences on page 4. Counsel may not attempt to limit reliance.

Exhibit 5.2.12

72. Refer to the antepenultimate and the penultimate paragraph on page 2. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise or confirm that it will refile the opinion dated the date of effectiveness.

73. Please delete the last paragraph on page 2. Counsel may not attempt to limit reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via facsimile (650) 493-6811
        Katharine A. Martin, Esq.
        Michael A. Occhiolini, Esq.
        Wilson Sonsini Goodrich & Rosati